UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI UTILITIES, INC. SAVINGS PLAN
ONE UGI DRIVE
DENVER, PA 17517

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI UTILITIES, INC.
SAVINGS PLAN

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
UGI Utilities, Inc. Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the UGI Utilities, Inc. Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental schedules, Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year), as of or for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditor since 2019.

Philadelphia, Pennsylvania
June 24, 2020

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS:
Investments (Note 3)	$351,858,836	$292,937,435
Notes receivable from participants	4,745,518	4,598,428
Total assets	356,604,354	297,535,863
LIABILITIES:
Accrued administrative expenses	28,684	25,901
Total liabilities	28,684	25,901
Net assets available for benefits	$356,575,670	$297,509,962
See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2019	2018
Additions:
Participants’ contributions	$15,659,450	$13,369,604
Employers’ contributions	7,693,695	5,754,450
Participants’ rollover contributions	2,811,072	3,196,498
Investment income:
Dividends and interest	4,903,518	4,724,081
Net appreciation in fair value of investments	47,430,008	—
Net transfers of participants’ balances	1,313,203	461,666
Interest on notes receivable from participants	251,042	225,536
Total additions	80,061,988	27,731,835
Deductions:
Investment loss:
Net depreciation in fair value of investments	—	(11,213,232)
Distributions to participants	(20,829,039)	(19,237,022)
Administrative fees	(167,241)	(138,656)
Total deductions	(20,996,280)	(30,588,910)
Net increase (decrease)	59,065,708	(2,857,075)
Net assets available for benefits—beginning of year	297,509,962	300,367,037
Net assets available for benefits—end of year	$356,575,670	$297,509,962
See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The following description of the UGI Utilities, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Unless otherwise noted, such description provides general information on the provisions of the Plan on December 31, 2019 and 2018 and for the years then ended covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan covering employees of UGI Utilities, Inc. and its subsidiaries (collectively, “UGI Utilities”), its holding company parent UGI Corporation (“UGI”), and certain affiliated companies (collectively, the “Employers”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Pension Committee of the UGI Board of Directors.
Contributions. Generally a participant may elect to contribute to the Plan in an amount ranging from 1% to 50%, in whole percentages, of eligible compensation on a before-tax basis, on an after-tax basis to a Roth 401(k), or a combination of both. After-tax basis contributions, including Roth 401(k) contributions, are not to exceed 30% of the participant's total deferral provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Calendar year contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For the 2019 and 2018 Plan Years, the IRC before-tax and Roth (401k) contribution limits were $19,000 and $18,500, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 3% and 4% of eligible compensation in Plan Year 2018 and Plan Year 2019, respectively.
The Plan allows for “catch-up contributions,” a provision which allows employees that have attained age 50 before the end of the Plan Year and are contributing at the IRC or Plan limit to make before-tax and Roth 401(k) contributions over and above the IRC and Plan limits. The maximum catch-up contribution for both the 2019 and 2018 Plan Years was $6,000. Catch-up contributions are not eligible for the Employers' matching contribution.
For each pay period during a plan year, the Employers may, at their discretion, make a contribution to the Plan equal to a percentage of participant before-tax and after-tax contributions. Generally, pension eligible employees hired prior to January 1, 2009, the Employers' matching contribution is equal to 50% of the first 3% of eligible compensation and 25% of the next 3% of eligible compensation that such participant has elected to make on his or her behalf in salary deferrals to the Plan or has elected to contribute to the plan as after-tax contributions. Generally, eligible employees who are not pension eligible, hired on or after January 1, 2009 received an Employers' matching contribution of 100% of up to 5% of eligible compensation through Plan Year 2018. In Plan Year 2019, this employer matching contribution was increased to 100% of up to 6% of eligible compensation.
All contributions are invested in accordance with participant investment elections in effect on the dates of the contributions.
Participant Accounts. Each participant's account is credited with the participant's contributions and the Employers' contributions as well as allocations of Plan earnings. Participants are charged with an allocation of administrative expenses, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, UGI Common Stock, common collective trust funds, a collective investment trust fund and Brokerage Link, a self-directed brokerage account that includes mutual funds and share classes available in the Plan. Generally, participants may transfer amounts between funds at any time with no limit. Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to Fidelity Institutional Retirement Services Co. ("FIRSCO") from Plan assets (see “Administrative Expenses” below). FIRSCO invests funds received from contributions, investment sales, interest and dividend income and make distribution payments to participants. Effective January 10, 2018, investments in UGI Common Stock are generally limited to 25% of a participant's account balance.
Vesting. A participant will at all times be fully vested in their cumulative contributions plus actual earnings as defined by the Plan document. During Plan Year 2018, a participant was vested in the portion of his or her account attributable to Employers’ matching contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. Certain Plan participants covered by collective bargaining agreements had a different vesting schedule for Employers' matching contributions. In addition, a participant was fully vested in the portion of his or her account attributable to Employers' contributions upon the attainment of normal retirement age, total disability or death while employed by

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

the Employers or an affiliated company, as defined by the Plan document. Effective January 1, 2019, the Plan was amended to allow participants at all times to be fully (100%) vested in the portion of his or her account attributable to Employers' matching contributions.
Notes Receivable from Participants. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant’s vested account balance or (ii) $50,000 less the highest balance of any loan during the prior twelve-month period. The minimum loan amount is $1,000. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans plus 1%. At December 31, 2019, interest rates on loans outstanding ranged from 3.25% to 10.50%. The amount of the loan withdrawn from participant accounts is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. Participants are not permitted to have more than two loans outstanding at any time.

Payment of Benefits. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined by the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in UGI Common Stock in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement, death, or total disability, shall be equal to the proceeds of liquidation of the vested portion of his or her account.

Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her retirement age or age 70 1/2 unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution from the Plan, but no later than April 1 of the Plan Year. A participant who continues to work past age 70 1/2 will receive a mandatory required distribution upon termination of employment.

Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.
Forfeited Accounts. A participant who terminated employment prior to January 1, 2019, and before he or she was fully vested, forfeited nonvested amounts attributable to the Employers’ contributions. These forfeited amounts remain in the Plan until a participant withdrawals his or her full account balance from the Plan or whose date of termination exceeds five years and are available to reduce future Employers' contributions or pay expenses incurred in the administration of the Plan. For the 2019 and 2018 Plan Years, forfeitures used to reduce the Employers’ contributions were $321,852 and $173,429, respectively. During the 2019 and 2018 Plan Years, $174,951 and $324,985, respectively, were forfeited from participants’ accounts. As of December 31, 2019 and 2018, there were $81,722 and $223,337, respectively, of forfeitures remaining in the Plan.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid by the Employers. Other than the Plan fees described below, the Employers currently pay such expenses, which are excluded from these financial statements. During Plan Year 2019 and Plan Year 2018, each active Plan account was assessed a quarterly recordkeeping fee of $10.75. This fee is automatically deducted in the month following the end of the quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Investment related expenses are included in net appreciation (depreciation) of the fair value of investments.
Voting Rights of UGI Common Stock Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in UGI Common Stock. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
Plan Amendments. UGI Utilities may amend the Plan at any time for any reason by written action of its Board of Directors. However, amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document may be made by the UGI Utilities, Inc. Retirement Committee without Board approval.
Plan Termination. Although it has not expressed any intent to do so, UGI Utilities has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

2. Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest earned on investments is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for distributions from UGI Common Stock, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.

Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan and the UGI HVAC Enterprises, Inc. Savings Plan, which are affiliated plans.
Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. As of December 31, 2019, the Plan's allowance for credit losses on notes receivable from participants was $176,492. No allowances for credit losses recorded as of December 31, 2018.
Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, credit and overall market volatility. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Concentration of Investments. As of December 31, 2019 and 2018, the Plan had investments of $98,101,841 and $91,737,564, respectively, that were concentrated in two funds.
Delinquent Participant Contributions. For the year ended December 31, 2019, the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor's Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions, which totaled $8,385, will be corrected through the Department of Labor Voluntary Fiduciary Correction Program in 2020. Additionally, the Plan has compensated participants for lost earnings resulting from the delay in contributions.
Accounting Standard Adopted. In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The Plan adopted the new guidance effective January 1, 2019. The guidance regarding removing and modifying disclosures was adopted on a retrospective basis and the guidance regarding new disclosures was adopted on a prospective basis. The adoption did not have a material impact on the Plan's financial statement disclosures.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Subsequent Events. On March 27, 2020 the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was signed into law in the U.S. to provide certain relief to plan sponsors and plan participants as a result of the COVID-19 pandemic. The Plan has voluntarily adopted the following provisions of the CARES Act effective for the 2020 Plan Year:

–	Waiver of required minimum distributions;

–	Waiver of 10% early withdrawal penalty on distributions;

–	Ability of participants to delay loan repayments through December 31, 2020.

3. Fair Value Measurements

The Plan applies fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan uses the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments which include mutual funds, money market funds and cash and held by the Plan participants in their individual self-directed brokerage accounts. Based upon closing prices as reported by the funds, these funds are required to publish this NAV and to transact at that price.

Collective investment trust fund: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common collective trust funds: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan holds investments in Vanguard Target Retirement Trusts ("Vanguard Trusts"). The Vanguard Trusts are common collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings through its mutual fund holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.
The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts.

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2019 and 2018:

	December 31, 2019
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$108,579,947	$—	$—	$—	$108,579,947
UGI Common Stock	37,793,401	—	—	—	37,793,401
Brokerage Link	13,809,727	—	—	—	13,809,727
Common collective trust funds (a)	—	—	—	131,367,321	131,367,321
Collective investment trust fund (a)	—	—	—	60,308,440	60,308,440
Total investments measured at fair value	$160,183,075	$—	$—	$191,675,761	$351,858,836

	December 31, 2018
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$86,198,355	$—	$—	$—	$86,198,355
UGI Common Stock	46,202,850	—	—	—	46,202,850
Brokerage Link	12,034,563	—	—	—	12,034,563
Common collective trust funds (a)	—	—	—	102,966,953	102,966,953
Collective investment trust fund (a)	—	—	—	45,534,714	45,534,714
Total investments measured at fair value	$144,435,768	$—	$—	$148,501,667	$292,937,435

(a) Assets measured at NAV per share (or its equivalent), and therefore excluded from the fair value hierarchy, and also presented as "Other".

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Investments Measured Using the NAV per share Practical Expedient

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2019 and 2018, respectively:

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$131,367,321	n/a	Daily	30 days
Collective investment trust fund	$60,308,440	n/a	Daily	30 days

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$102,966,953	n/a	Daily	30 days
Collective investment trust fund	$45,534,714	n/a	Daily	30 days

4. Related Party and Party-in-Interest Transactions

Shares of UGI Corporation Common Stock are offered as an investment option to Plan participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

	Plan Year
	2019	2018
Total sales at market value related to UGI Corporation Common Stock	$2,870,432	$3,089,306
Total contributions into UGI Common Stock	$1,529,809	$1,370,511
Shares held of UGI Corporation Common Stock	828,983	861,788

Certain of the Plan's investments are managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment manager services are included in net appreciation (depreciation) in the fair value of the investments.

5. Federal Income Tax Status

In August 2017, the IRS issued a favorable determination letter concerning the qualified status of the Plan in effect as of December 22, 2015 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers' contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

UGI UTILITIES, INC.
SAVINGS PLAN

EIN 23-1174060, Plan #008
Schedule H, Line 4(a)—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2019

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan (1)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$8,385	$8,385	$—	$—	$—

(1) Amount does include participant loan repayments.

UGI UTILITIES, INC.
SAVINGS PLAN

EIN 23-1174060, Plan #008
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2019
Name of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost	Current Value
Mutual Funds:
Fidelity U.S. Bond Index Fund (1)	1,002,003 shrs	$11,298,228	$11,933,858
Fidelity International Index Fund (1)	178,047 shrs	7,087,574	7,648,895
T. Rowe Price Equity Income Fund	577,280 shrs	16,709,568	18,519,148
PIMCO Total Return Fund Institutional Class	426,503 shrs	4,448,459	4,410,038
American Funds EuroPacific Growth Fund Class R-6	90,688 shrs	4,620,491	5,037,715
Glenmede Small Cap Equity Portfolio Institutional Class	94,327 shrs	2,650,607	2,578,895
Vanguard Institutional Index Fund Institutional Class (1)	99,657 shrs	17,555,495	28,923,469
Vanguard Federal Money Market Fund (1)	12,337,628 shrs	12,337,628	12,337,628
Vanguard Extended Market Index Fund Institutional Class (1)	179,815 shrs	10,191,910	17,190,301
Total Mutual Funds		86,899,960	108,579,947
Assets in Fidelity Brokerage Link Accounts (1)	Various (3)	11,942,304	13,809,727
Common Collective Trust Funds (1):
Vanguard Retirement Savings Trust III	15,757,924 shrs	15,757,924	15,757,924
Vanguard Target Retirement Income Trust II	79,724 shrs	2,465,707	3,006,399
Vanguard Target Retirement 2015 Trust II	152,312 shrs	4,181,415	5,510,649
Vanguard Target Retirement 2020 Trust II	359,720 shrs	10,331,907	13,352,800
Vanguard Target Retirement 2025 Trust II	779,857 shrs	21,585,577	29,174,454
Vanguard Target Retirement 2030 Trust II	315,537 shrs	9,190,208	11,766,359
Vanguard Target Retirement 2035 Trust II	417,076 shrs	11,728,720	15,853,062
Vanguard Target Retirement 2040 Trust II	202,830 shrs	6,170,709	7,983,377
Vanguard Target Retirement 2045 Trust II	312,025 shrs	9,248,702	12,390,523
Vanguard Target Retirement 2050 Trust II	223,243 shrs	7,057,099	8,905,164
Vanguard Target Retirement 2055 Trust II	99,391 shrs	4,473,789	5,310,464
Vanguard Target Retirement 2060 Trust II	51,201 shrs	1,853,099	2,157,086
Vanguard Target Retirement 2065 Trust II	7,668 shrs	180,292	199,060
Total Common Collective Trust Funds		104,225,148	131,367,321
Collective Investment Trust Fund:
Fidelity Growth Company Commingled Pool (1)	2,378,093 shrs	33,065,145	60,308,440
UGI Common Stock (1):
UGI Corporation Common Stock	828,983 shrs	23,367,366	37,436,864
Dividends receivable	$356,537	356,537	356,537
		23,723,903	37,793,401
Participant Loans:
Loan principal outstanding (3.25% – 10.50%) (1) (2)		—	4,745,518
Total – all funds		$259,856,460	$356,604,354

(1)	Party in interest.

(2)	Range of interest rates for loans outstanding as of December 31, 2019.

(3)	Various investments including mutual funds, money market funds and cash.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI Utilities, Inc. Savings Plan

Date: June 24, 2020	By:	/s/ Annette Beissel
	Name:	Annette Beissel
	Title:	Senior Supervisor - Benefits and Retirement
of UGI Utilities, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Baker Tilly Virchow Krause, LLP